Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A common stock, par value of US$0.0001 per share of Prime Number Acquisition I Corp., a Delaware corporation whose principal place of business is in Manhasset, New York, shall be filed on behalf of the undersigned.

May 26, 2022

Prime Number Acquisition LLC

By:	/s/ Dongfeng Wang	Dongfeng Wang
Name:	Dongfeng Wang	Dongfeng Wang
Title:	Manager and Sole Member